  MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

Management’s Discussion and Analysis

TO OUR SHAREHOLDERS

November 28, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Renaissance Oil Corp.’s (“Renaissance” or the “Company”) operating and financial results for the three and nine months ended September 30, 2016, as well as information and expectations concerning the Company’s outlook based on currently available information.

On September 3, 2014, San Antonio Ventures Inc. (“San Antonio”) was acquired by R2 Energy Ltd. (“R2”), a private company, through a reverse takeover business combination (“RTO”) and changed its name to “Renaissance Oil Corp.”. This MD&A should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016. Additional information is available at www.sedar.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to the Company’s future plans and management’s belief as to the Company’s potential, the production of oil and gas from the Company’s properties, the Company identifying additional drilling opportunities, the potential acquisition of additional properties, the acquisition of final awards by Montero for exploration permits in Spain, the approval of the Appraisal Plans, all of which  involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the acquisition of oil and gas rights over properties which the Company has submitted applications and believes to be prospective, risks relating to oil and gas production, delays or changes in plans with respect to concessions for oil and gas rights on such properties, costs and expenses, health, safety and environmental risks, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with any planned work programs, and risks and uncertainties regarding the existence of potential oil or gas reserves or the ability to economically extract any such reserves from exploration properties. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the Risk Management section of this MD&A for a further description of these risks, as well as those risks disclosed in the  Company’s annual 20-F which is available on the United States Securities Exchange Commission’s system for  Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”). The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1.

SUMMARY OF OPERATIONS, EVENTS AND FUTURE PLANS

History

Renaissance is a Canadian domiciled energy company focused on developing a high quality, diversified shale and mature fields portfolio for development in Mexico. The Company’s common shares trade on the TSX Venture Exchange under the symbol “ROE” and the Company’s common share purchase warrants under the symbol “ROE.WT” and “ROE.WT.A”.

Development of the Company’s Business

Renaissance’s primary focus is on establishing a high quality, diversified shale and mature fields portfolio for oil and gas development in Mexico. In December 2015, the Company was awarded three petroleum blocks in the Call 3 of Round 1 auction of 25 on-shore "Mature Field" petroleum blocks (the "Mature Field Auction") administered by the Comisión Nacional de Hidrocarburos (the "CNH") in Mexico. The Mature Field Auction was Mexico’s first award of on-shore petroleum blocks in 78 years to independent companies.  Renaissance executed the license contracts for the awarded blocks on May 10, 2016, marking an important milestone of Renaissance becoming one of the first independent oil and gas operators in the liberalization of Mexico’s energy industry.

At the time of signing the license contracts for Mundo Nuevo, Topén and Malva blocks had aggregate gross daily production estimated at over 700 barrels of crude oil and condensate and approximately 6 million cubic feet of natural gas. The blocks amount to approximately 74 km² (18,335 acres) of total surface area with production growth opportunities through development drilling using modern technology, well workovers and field optimization. The blocks are all located in the state of Chiapas, in close proximity of each other and are expected to offer synergies in their field developments.

On May 11, 2016, Renaissance received notice from the CNH that the Company became eligible to acquire the license for the Pontón Block in the state of Veracruz, Mexico, from the December 2015 "Mature Fields" auction. Pontón is approximately 12km² (2,965 acres) in area and, although not currently in production, has produced approximately 800,000 barrels of light oil (34° API) to date. On August 24, 2016, Renaissance executed the license contract for the Pontón block and expects to commence field development activities in 2017 to re-establish oil and gas production.

The Mature Field auction featured 21 type 1 blocks that were estimated to have less than 100 million barrels of original oil in place (“Type 1 Blocks”). According to the CNH, with information provided publically for the Mature Field Auction, the four blocks contracted to Renaissance contained original volumes in place of approximately 147 million barrels of oil and natural gas liquids and have collectively produced approximately 47 million barrels of oil and natural gas liquids, as at January 1, 2015. The blocks contracted to Renaissance include three of the six largest Type 1 Blocks offered, as ranked by original oil in place estimated by CNH, and represent approximately 46% of the original oil in place that was awarded in Type 1 Blocks. The volume estimates, publically disclosed by CNH, were not prepared by a qualified reserves evaluator in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGEH") or National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Renaissance will have a third party evaluation conducted on each block, in 2016, by a qualified reserves evaluator and will provide the results publically when available.

Renaissance has submitted the initial development plans (the “Appraisal Plans”), for three properties, Mundo Nuevo, Topén and Malva, to the CNH for their approval. Approvals from the CNH for the Appraisal Plans are expected by the end of 2016. Upon approval of the Appraisal Plans, the Company will initiate the development of the three petroleum properties in Chiapas, Mexico including optimizing existing production facilities, workovers to existing wells and the drilling of a series of new development wells aimed to significantly increase field production levels.  The Appraisal Plan for the Pontón block is expected to be submitted to the CNH in December 2016 with approval expected in Q2 2017.

Mundo Nuevo

The Mundo Nuevo block is located 42 km southwest of the city of Villahermosa, Tabasco with an areal extent of 27.7 km2 (6,845 acres). The Mundo Nuevo field, a middle Cretaceous fractured carbonate reservoir, was discovered in 1977. This field was developed by Mexico’s state owned oil and gas company, PEMEX, through the drilling of 14 wells, reaching peak production of over 15,000 barrels per day (bbls/day) of light crude oil, in the early 1980's. This field is currently producing approximately 230 bbls/day of light crude oil, with an average reservoir depth of 3,580 meters. With the advantage of 3D seismic data, acquired since the original wells were drilled, Renaissance has identified numerous potential new development well locations. In order to satisfy the minimum work commitment for Mundo Nuevo, the Company is required to drill one development well. Renaissance was awarded the Mundo Nuevo block with an additional royalty amount of 80.69%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Mundo Nuevo field was estimated to have contained original volumes in place of 86 million bbls of light crude oil and has had cumulative production of 35 million bbls of light crude oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Topén
The Topén block is located 45 km southwest of the city of Villahermosa, Tabasco with an areal extent of 25.3 km2 (6,251 acres). The Topén field, an upper Cretaceous fractured carbonate reservoir, was discovered in 1978. This field was developed by PEMEX through the drilling of 5 wells, reaching peak production of over 1,500 barrels bbls/day of medium crude oil, in the mid 1980's. This field is currently producing approximately 260 bbls/day of oil, with an average reservoir depth of 3,300 meters. The Topén field is delineated with 3D seismic data acquired since the original wells were drilled. Renaissance has identified numerous new development well locations and potential for significant field extensions as well as a previously untested area which is supported by seismic amplitude analysis. In order to satisfy the minimum work commitment for Topén, the Company is required to drill one development well. Renaissance was awarded the Topén block with an additional royalty amount of 78.79%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Topén block was estimated to have contained original volumes in place of 40 million bbls of oil and has had cumulative production of 8 million bbls of oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Malva
The Malva block is located 61 km southwest of the city of Villahermosa, Tabasco with an areal extent of 21.2 km2 (5,239 acres) The Malva field, an upper Cretaceous limestone reservoir, was discovered in 2003. This field was developed by PEMEX through the drilling of 4 wells, reaching peak production of over 2,000 barrels bbls/day of light crude oil, in the late 2000's. This field is currently producing approximately 220 bbls/day of light crude oil, with an average reservoir depth of 2,680 meters. The Malva field is delineated with 3D seismic data. Renaissance used high tech seismic technology and advanced structural interpretation to identify a number of untested potential hydrocarbon amplitudes and new well locations and field optimization opportunities in the existing producing area. In order to satisfy the minimum work commitment for Malva, the Company is required to drill two wells. Renaissance was awarded the Malva block with an additional royalty amount of 57.39%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Malva block was estimated to have contained original volumes in place of 13 million bbls of light crude oil and has had cumulative production of 3 million bbls of light crude oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Pontón

The Pontón block is located 25 km southeast of Panuco city, Veracruz, with an areal extent of 12 km2 (2,965 acres). The Pontón field was discovered and put into production in 1971 in the Upper Jurassic San Andres formation. In May 1991, production commenced in the Lower Cretaceous Tamaulipas Inferior formation. This field was developed by PEMEX, through the drilling of 14 wells in the 1970s.  The Upper Jurassic San Andres formation has an average reservoir depth of 1,266 meters and the Lower Cretaceous Tamaulipas Inferior formation has an average reservoir depth of 925 meters.  Renaissance was awarded the Pontón block with an additional royalty amount of 21.39%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Pontón field was estimated to have contained original volumes in place of 7.3 million bbls of oil and has had cumulative production of 0.8 million bbls of oil, as at January 1, 2015. Renaissance has identified additional drilling opportunities and potential work over candidates from existing wells to put the Pontón field back into production and grow its reserves and potential cash flow.

Renaissance’s long-term objective is to become a significant participant in the Mexican energy landscape as the country enters into a new era, resulting from legislative changes, allowing direct foreign investment.  The Company has conducted comprehensive evaluations for the feasibility and profitability of mature fields, bypassed discoveries and shale prospects across Mexico and continues to pursue additional properties to be included in its portfolio of oil and gas development opportunities.

Quarterly Results Overview:

	2016 Q2	2016 Q3
Funds flow from operations[1]	(667,701)	(287,422)
Per share, basic[1]	(0.00)	(0.00)
Per share, diluted[1]	(0.00)	(0.00)

Net loss
Per share, basic	(0.02)	(0.02)
Per share, diluted	(0.02)	(0.02)

Revenue, before royalties	3,400,413	5,055,760

Production
Crude oil (Bbl/d)	754	752
Condensate (Bbl/d)	28	11
Natural gas (Mcf/d)	5,788	5,771
Total (Boe/d)	1,747	1,725

Prices
Crude oil ($/Bbl)	58.91	48.25
Condensate ($/Bbl)	29.21	32.60
Natural gas ($/Mcf)	3.48	3.28
Total ($/Boe)	37.43	32.21

Operating netback ($/Boe)	1.79	(0.29)

[1] See Non – GAAP Measures section

Capital Expenditure

The Company has capitalized $1,370,016 to exploration and evaluation assets since acquiring the licenses on May 10, 2016. The capitalized costs relates to consulting activities relating to the drilling plans for the respective blocks.

Production

Average Production by Product

	Q2 2016	Q3 2016
Liquids (Bbl/d)
Crude oil	754	752
Condensate	28	11
Total	782	763
Natural gas (Mcf/d)	5,788	5,771
Total (Boe/d)	1,747	1,725

Average Production by Area

	Q2 2016
	Oil	Condensate	Natural Gas	Total
	(Bbl/d)	(Bbl/d)	(Mcf/d)	(Boe/d)

Mundo Nuevo	220	13	2,712	685
Topén	265	2	481	347
Malva	269	13	2,596	714
	754	28	5,788	1,747

	Q3 2016
	Oil	Condensate	Natural Gas	Total
	(Bbl/d)	(Bbl/d)	(Mcf/d)	(Boe/d)

Mundo Nuevo	224	5	2,817	699
Topén	271	1	682	385
Malva	257	5	2,272	641
	752	11	5,771	1,725

Subsequent to the May 10, 2016 signing of the 25 year license contracts for the Mundo Nuevo, Topén and Malva blocks in Chiapas, Mexico, Renaissance entered into a 90-day transition period whereby PEMEX transferred operations of the properties to the Company. During this period, the Company received detailed production reports, including daily estimates of production and crude oil and natural gas compositions.  On August 8, 2016 the transition of operations from PEMEX to Renaissance was completed and the Company has since conducted independent production testing for all producing wells.

Operating Netback and Funds Flow from Operations

	Q2 2016		Q3 2016
	$	$/Boe	$	$/Boe
Revenues	3,400,413	37.43	5,055,760	32.21
Royalties	(2,609,355)	(28.72)	(3,993,824)	(25.45)
	791,058	8.71	1,061,936	6.77
Operating costs	(628,790)	(6.92)	(1,107,329)	(7.05)
Operating net back	162,268	1.79	(45,393)	(0.29)
General and administration	(829,969)	(5.14)	(242,029)	(7.34)
Funds flow from operations [1]	(667,701)	(3.35)	(287,422)	(7.63)

1 See Non – GAAP Measures section

Three months ended September 30, 2016 and 2015

The comprehensive loss for the three months ended September 30, 2016 was $301,025, or $(0.00) per share, compared to $867,065, or $(0.02) per share for the three months ended September 30, 2015, attributable to the following components:

-

On May 10, 2016, the Company began producing 4 wells which resulted in revenue of $5,055,760 during the period. The related royalty and operating expenses were $3,993,824 and $1,107,329, respectively.

-

Resource property evaluation expenses were $nil compared to $557,878 in the same period in 2015.  The Company began capitalizing the expenses directly related to the blocks once the licenses were received.

-

General and administration was $242,029 and relatively consistent when compared to $265,805 in the same period in 2015.

-

The Company recorded a loss on investment of associate of $11,680 compared to $31,437 in the same period in 2015. The loss on investment in associate related to the Company’s 40% share in Montero’s net loss.

Nine months ended September 30, 2016 and 2015

The comprehensive loss for the nine months ended September 30, 2016 was $3,508,658, or $(0.02) per share, compared to $2,773,209, or $(0.06) per share for the nine months ended September 30, 2015, attributable to the following components:

-

On May 10, 2016, the Company began producing 4 wells which resulted in revenue of $8,456,173 during the period. The related royalty and operating expenses were $6,603,179 and $1,736,119, respectively.

-

General and administration increase to $1,071,997 compared to $862,453 in the same period in 2015.  The increase was due primarily due to the commencement of operational activities in Mexico.

-

Resource property evaluation expenses were $1,450,132 and relatively consistent when compared to $1,739,014 in the same period in 2015.  The Company began capitalizing the expenses directly related to the blocks once the licenses were received.

-

Share-based compensation of $106,463 related to the fair value expense of the 1,000,000 stock options issued to a director during the period.

-

The Company recorded a loss on investment of associate of $60,473 compared to $91,034 in the same period in 2015. The loss on investment in associate related to the Company’s 40% share in Montero’s net loss.

-

Finance expense of $895,902 related primarily to interest payments and a loan extension fee on a US$20 million senior secured term loan facility (the "Facility").

2.

ASSETS

Current assets held by the Company as at September 30, 2016, consisted of cash and cash and equivalents and restricted cash of $3,008,160 (December 31, 2015: $37,460,276), accounts receivable of $3,293,104 (December 31, 2015: $407,288), and prepaid expenses of $514,376 (December 31, 2015: $40,112). The decrease in cash and cash equivalents and restricted cash was a result of cash used in operating activities of $5,359,144, cash used for exploration and evaluation activities of $1,378,448, repayment of loan payable of $25,974,000 and the effect of foreign exchange rate changes on cash of $1,715,758. At September 30, 2016, accounts receivable consisted primarily of trade sales receivable of $3,268,614 compared to December 31, 2015, where the balance primarily related to VAT due from the Mexican government.  At September 30, 2016, the prepaid balance consisted mainly of the surety bond premiums and insurance premiums.

As at September 30, 2016, the Company held an investment in associate of $703,539 (December 31, 2015: $764,012), equipment of $27,125 (December 31, 2015: $4,097) and exploration and evaluation assets of $1,370,016.

3.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016, the Company had working capital of $4,676,000 compared to $9,410,766 at December 31, 2015.

There is no assurance, however, that the Company’s capital resources will be sufficient to cover all of its activities. If its capital resources are insufficient, the Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition, development, exploration and production plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future.

On May 10, 2016, the Company began generating revenue.  For the period ended September 30, 2016, the Company recorded $8,456,173 in revenue.

4.

OUTSTANDING SHARE DATA

As at the date of this MD&A, there were 159,781,469 common shares issued and outstanding, 15,976,000 share options outstanding and 126,056,666 share purchase warrants outstanding.

During the period, 1,000,000 share options were granted to a director of the Company with an exercise price of $0.27, exercisable until January 15, 2026.

5.

SUMMARY OF QUARTERLY RESULTS

The following table provides a brief summary of the Company’s financial results and position for each of the eight most recently completed quarters.

	16-Sep $	16-Jun $	16-Mar $	15-Dec $	15-Sep $	15-Jun $	15-Mar $	14-Dec $
Revenue	5,055,760	3,400,413	-	-	-	-	-	-
Net comprehensive loss	(301,025)	(1,307,645)	(1,899,988)	(4,997,258)	(867,075)	(955,256)	(950,878)	(918,367)
Loss per share	(0.00)	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)

EXPLORATION AND EVALUATION ASSETS

Mexico Properties

On May 10, 2016, the Company announced that it had executed twenty five year license contracts with the Comisión Nacional de Hidrocarburos (the "CNH") for the Mundo Nuevo, Topén and Malva blocks, located in Chiapas, Mexico which were awarded to the Company in the December 2015 "mature fields" auction. The Company completed a ninety day transition period where the operations of these permits, collectively producing approximately 700 Bbls/day, were transferred from Petróleos Mexicanos to the Company.  As of May 10, 2016, the Company began to capitalize costs to exploration and evaluation relating to the Mexico properties.

On August 24, 2016, the Company executed a twenty five year license contract with the CNH for the Pontón Block, located in the state of Veracruz, Mexico.  The Company began capitalizing costs directly related to the licenced block to exploration and evaluation assets as of August 24, 2016.

The Company has entered into four surety bond agreements with a global financial company in aggregate of approximately US$8,000,000, as required by the CNH, towards the guarantee of performance of the minimum work programs. Successfully securing the surety bonds, from a third party, allows the Company to meet the financial requirements to execute the license contracts without committing the Company's capital or the requirement of additional equity financing.

6.

INVESTMENT IN ASSOCIATE

Montero Energy, Spain

On April 4, 2014, the Company partnered with SA Minera Catalano Aragonesa (“SAMCA”), a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. SAMCA subscribed for shares representing 60% of the shares of the Company’s Spanish subsidiary, Montero Energy (“Montero”), for EUR $1.1 million. As a result, the Company now holds 40% of the outstanding shares of Montero. Many of SAMCA’s industrial operations are strategic to Montero’s contingent permit areas. Within and proximal to these areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members. Montero succeeded in the competition of eight exploration permits covering a total of approximately 1.3 million acres in Spain and is now awaiting final awards.

7.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel, directors and entities which are directly or indirectly, controlled by, or significantly influenced by key management personnel or directors.  During the normal course of operations, the Company enters into transactions with related parties for goods and services which are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

During the three and nine months ended September 30, 2016, the Company incurred management fees and rent of $72,792 and $212,280, respectively  ($209,836 and $72,792 for the three and nine months ended September 30, 2015), payable to the Craig Steinke, Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at September 30, 2016, $nil (December 31, 2015: $12,109) was due to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company, and is included in trade and other payables in the consolidated statement of financial position.

During the three and nine months ended September 30, 2016, consulting fees of $30,000 and $90,000, respectively ($30,000 and $90,000 for the three and nine months ended September 30, 2015), were paid to a company of which a director of the Company is an officer.

The key management personnel of the Company consists of executives of the Company and members of its board of directors. Key management personnel compensation for the nine months ended September 30, 2016, including share-based compensation, was $421,369 (September 30, 2015: $184,186).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

8.

CRITICAL ACCOUNTING ESTIMATES

Critical Accounting Estimates

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Oil and Natural Gas Accounting

All expenditures incurred, after the Company has obtained the legal right to explore, associated with the exploration for and development of oil and gas properties are capitalized whether successful or not. Exploration and evaluation costs are capitalized and accumulated pending determination of technical feasibility and commercial viability. Exploration and evaluation assets are not depleted. For property and equipment, the aggregate of net capitalized costs and estimated future development costs is amortized using the unit-of-production method based on estimated proved and probable oil and gas reserves.

Oil and gas accounting relies on the estimated proved and probable reserves believed to be recoverable from the oil and gas properties. Determination of reserves is a complex process involving judgments, estimates and decisions based on available geological, engineering, production and other relevant economic data. These estimates are subject to change as economic conditions change and ongoing production and development activities provide new information. The Company’s reserves are evaluated annually by an independent firm and by the Company on a quarterly basis. Reserve estimates are critical to the following accounting estimates:

• Calculation of unit of production depletion. Proved and probable reserve estimates are used to determine the depletion rate applied to each unit of production; and

• Impairment of oil and gas assets. Estimated future cash flows are determined using proved and probable reserve estimates.

An increase (decrease) in estimated proved and probable oil and gas reserves would result in a reduction (increase) in depletion expense. A decrease (increase) in estimated future development costs would result in a reduction (increase) in depletion expense.

The calculation of proved and probable reserves is affected by events, including the following:

• Changes to commodity prices;

• Production performance of wells;

• Changes to reservoir performance and pressures;

• New geological and geophysical data;

• Competitor production practices; and

• Changes to government regulations.

As circumstances change and additional data becomes available, revisions are made to these estimates. Property and equipment may be excluded from depletion until capable of operating in the manner intended. The estimated fair value of these assets is included in impairment calculations.

Impairment Calculations

The Company is required to test the carrying value of exploration and evaluation assets for impairment if facts and circumstances suggest the carrying amount exceeds the recoverable amount, and when these assets are transferred to property and equipment. The Company is required to test the carrying value of oil and natural gas assets for impairment when indications of impairment exist.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The amount by which the carrying value exceeds the recoverable amount of an asset is charged to earnings. An impairment recognized in prior periods for an asset other than goodwill is reversed if there has been a change in facts and circumstances since the last impairment loss was recognized.

The recoverable amount of an oil and gas asset is based on estimates of fair value, reserves, production rates, oil and natural gas prices, future costs, recent market transactions and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. As well, the cash generating unit to which an asset belongs is subject to the judgment of management.

A decrease in estimated proved and probable oil and gas reserves values could reduce the recoverable amount of a cash generating unit and result in an impairment. A subsequent increase in estimated proved oil and gas reserves values could increase the recoverable amount of a cash generating unit and reverse the impairment, net of the depletion that would have been recognized had the impairment not been recognized.

Business Combinations

Business combinations are viewed from the acquirer’s perspective and it is assumed that one of the parties can be identified as the acquirer. The determination of the acquirer requires judgment as to which entity has obtained control or the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. A judgment is reached through a combination of quantitative and qualitative factors.

Decommissioning Liabilities

The Company is required to provide for future abandonment and site restoration costs. The Company must estimate these costs in accordance with existing laws, contracts or other policies. These estimated costs are capitalized to exploration and evaluation assets or property and equipment, as applicable. The costs capitalized to property and equipment are depleted into earnings based on units of production. The estimate of future removal and site restoration costs involves a number of estimates related to timing of abandonment, determination of economic life of the asset, costs associated with abandonment and site restoration and review of potential abandonment methods. Increases in the estimated decommissioning costs increase the corresponding charges of accretion and depletion to net earnings. A decrease in discount rates increases the decommissioning liability, which decreases the accretion charged to net earnings. Actual expenditures incurred are charged against the accumulated decommissioning liability.

9.

ADOPTION OF NEW ACCOUNTING STANDARDS AND AMENDMENTS

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company adopted these standards as of January 1, 2016, and determined their impact not to be significant.

10.

FUTURE ACCOUNTING CHANGES

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its financial statements.

11.

COMMITMENTS AND CONTINGENCIES

The Company has entered into four surety bond agreements with a global financial company in aggregate of approximately US$8,000,000, as required by the CNH, towards the guarantee of performance of the minimum work programs.

12.

RISK MANAGEMENT & FINANCIAL INSTRUMENTS

Risk Management

The Company is engaged in the development, exploration and production of oil and natural gas in Mexico. The Company is exposed to a number of risks, both financial and operational, through the pursuit of its strategic objectives. Actively managing these risks improves the ability to effectively execute its business strategy. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, currency exchange rates and the cost of goods and services. Financial risks also include third party credit risk, and liquidity risk. Operational risks include reservoir performance uncertainties, competition and regulatory, environment and safety concerns. Operating in multiple countries introduces legal, political and currency risks that must be thoroughly evaluated to ensure that the level of such risks is commensurate to the Company’s assessment of a specific project subject to those risks

For additional discussion of risk factors, please refer to the Company’s annual 20-F which is available on EDGAR.

Commodity Price

Oil and natural gas prices have been and are expected to remain volatile due to market uncertainties over the supply and demand of these commodities due to various factors including OPEC actions, the current state of world economies and ongoing credit and liquidity concerns. Depressed commodity prices have had and will continue to have a significant effect on the Company's revenue, funds flow from operations available for capital expenditures and repayment of indebtedness and other matters.

Third Party Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The Company may be exposed to third party credit risk through its contractual arrangements with current or future industry partners, marketers of its production, counterparties to financial derivative contracts and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Credit risk is managed through credit assessments before contract initiation and by ensuring product sales and delivery contracts are diversified among well-known and financially strong oil and natural gas marketers. Additional security such as parental guarantees or letters of credit may be obtained.

Liquidity and Funding Risk

Liquidity risk arises through excess financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient capital in order to meet its current and future liquidity requirements.  The Company’s cash is held on deposit in business bank accounts and is available on demand. Funding risk is the risk that the Company may not be able to raise equity financing in a timely manner and on terms acceptable to management. There are no assurances that such financing will be available when, and if, the Company requires additional equity financing. Under current market and economic conditions funding risk is considered high.

Operational Risks

The Company is engaged in the development, exploration, and production of oil and natural gas. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Operational risks include estimation of oil and gas reserves, estimation of the value of acquisitions, reservoir performance uncertainties, pipeline restrictions, facility capacity restrictions and operational risk related to non-operated properties. The Company operates within a highly competitive area, and may face competition for acquisition of reserves and undeveloped land, access to supplier services and for qualified personnel. The Company mitigates these risks by employing qualified personnel and management, utilizing current technology for reserve identification and estimation, utilizing independent engineering consultants and maintaining operational control over the majority of our operations.

Regulatory, Environmental and Safety Risks

The Company is subject to regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

All phases of the oil and natural gas business present environmental and safety risks and hazards that can result in damage to property and the environment, and which may cause personal injury. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Additional regulatory risks arise from uncertainties in obtaining regulatory approvals.

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations, often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment.

The Company mitigates these risks by employing qualified personnel and management, utilizing third party specialists as required and by maintaining an acceptable level of property loss and business interruption insurance.

Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, and US dollar and Mexican peso bank accounts in Mexico. The Company is subject to gains and losses from fluctuations in the US dollar and Mexican peso against the Canadian dollar. The Company’s cash assets and liabilities are denominated in Canadian dollars and US dollars, and other currencies on occasion. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and these fluctuations may adversely affect the financial position and operating results of the Company. As of September 30, 2016, the Company does not use derivative instruments to reduce its exposure to currency risk.

Political Risk

The Company’s asset is held in Mexico and the Company believes that the Mexican government supports the development of their oil and gas by foreign companies. There is no assurance however that future political and economic conditions of this country will not result in their government adopting different policies respecting foreign ownership of oil and gas properties, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital, restrictions on production, price controls, export controls, local beneficiation of oil and gas production, expropriation of property, foreign investment, maintenance of claims and mine safety. The possibility that a future government in Mexico may adopt substantially different policies, which might include the expropriation of assets, cannot be ruled out. There is also a risk of limitations being placed on the ability to repatriate funds.

13.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and trade and other payables.

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide sufficient knowledge to support representations that it has exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP.

14.

NON-GAAP MEASURES

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

The MD&A contains terms commonly used in the oil and natural gas industry, such as funds flow from operations, funds flow from operations per share and net debt. These terms are not defined by IFRS and therefore may not be comparable to similar measures presented by other companies. There are measures commonly used in the oil and gas industry and by the Company to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. These terms should not be considered an alternative to, or more meaningful than, cash provided by operating activities or net earnings as determined in accordance with IFRS as indicators of the Company’s performance.

The Company considers funds from operations to be a key measure of operating performance as it demonstrates the Company’s ability to generate the necessary funds to fund sustaining capital and future growth through capital investment. Management believes that such a measure provides an insightful assessment of the Company’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring. Funds from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities.

	Q2 2016	Q3 2016

Net Loss	(3,135,928)	(336,853)
Adjustments
Non cash items	222,697	12,239
Resource property evaluation	1,450,132	-
Finance expense	829,482	-
Other items	(34,084)	37,192
Funds flow from operations	(667,701)	(287,422)

Weighted average outstanding shares
Basic	159,781,469	159,781,469
Diluted	159,781,469	159,781,469

Funds flow from operations
Per share, basic	(0.00)	(0.00)
Per share, diluted	(0.00)	(0.00)

15.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrels	MMcf	million cubic feet
MBbl	thousand barrels	Mcf/d	thousand cubic feet per day
MMBbl	million barrels	MMcf/d	million cubic feet per day
Bbl/d	barrels per day	MMbtu	million British Thermal Units
NGLs	natural gas liquids
Boe	barrels of oil equivalent
MBoe	thousand barrels of oil equivalent
Boe/d	barrels of oil equivalent per day
Liquids	light oil, heavy oil and NGLs

16.

CORPORATE INFORMATION

Directors

Officers

Craig Steinke

Craig Steinke, CEO

Ian Telfer

Carol Law, COO

Gordon Keep

Harpreet Dhaliwal, CFO

Vadim Jivov

Carmen Etchart, Corporate Secretary

Head and Production Office

Auditors

3123 – 595 Burrard Street

Deloitte LLP

Vancouver, BC, Canada, V7X 1J1

700 – 850 2nd Street SW

T: 604-536-3637  F: 604-536-3621

Calgary, AB, Canada, T2P 0R8

web: www.renaissanceoil.com

Legal Counsel

Transfer Agent & Registrar

Norton Rose Fulbright Canada LLP

Computershare Ltd.

3700 – 400 3rd Avenue

510 Burrard Street, 3rd Floor

Calgary, AB, Canada, T2P 4H2

Vancouver, BC, Canada, V6C 3B9

Legal Counsel

Cassels Brock & Blackwell LLP

2200 – 885 West Georgia Street

Vancouver, BC, Canada, V6C 3E8

Legal Counsel

Galicia Abogados, S.C.

Torre del Bosque,

Blvd. Manuel Avila Camacho

No. 24 Piso 7, Lomas de Chapultepec

Mexico DF CP 11000

Stock Exchange Listing

TSX Venture Exchange

Symbols: ROE, ROE.WT, ROE.WT.A